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                                                                    Exhibit 99.2
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                                 VIRYANET LTD.

               NOTICE OF THE ANNUAL GENERAL SHAREHOLDERS MEETING
        TO BE HELD ON JUNE 25, 2001 AT 2:00 P.M., EASTERN DAYLIGHT TIME,
                        AT THE OFFICES OF VIRYANET, INC.

Dear Shareholders:

NOTICE IS HEREBY GIVEN OF THE ANNUAL GENERAL SHAREHOLDERS MEETING (THE "MEETING") OF VIRYANET LTD. (THE "COMPANY") TO BE HELD ON JUNE 25, 2001 AT 2:00 P.M., EASTERN DAYLIGHT TIME, AT THE PRINCIPAL EXECUTIVE OFFICES OF VIRYANET, INC., LOCATED AT 2 WILLOW STREET, SOUTHBOROUGH, MASSACHUSETTS, FOR THE PURPOSES OF CONSIDERING AND ACTING ON THE FOLLOWING MATTERS:


     (i) the election of six (6) directors to the Board of Directors of the Company, consisting of four (4) directors to serve until next year's annual general meeting and two (2) external directors pursuant to the Israeli Companies law, 5759-1999 (the "Companies Law"), to serve a term of three years;

(ii) the appointment of Kost Forer & Gabbay (a member of Ernst & Young International) as the independent auditors of the Company for the 2001 fiscal year, and the authorization of the Board of Directors to fix the remuneration of the auditors in accordance with the nature of their services;

     (iii) the approval of a grant of a bonus to the Chairman of the Board of Directors of the Company (the "Chairman") in connection with the consummation of the Company's initial public offering and the approval of the terms of employment for the Chairman be approved;

     (iv) the approval of the grant of stock options pursuant to the 1999 Stock Option and Incentive Plan, as amended, to certain individuals elected to the Board of Directors at the Meeting, including two individuals elected to serve as the Company's external directors, in accordance with the regulations promulgated under the Companies Law; and
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     (V) THE APPROVAL AND RATIFICATION OF THE AMENDMENT OF THE 1999 STOCK OPTION
     AND INCENTIVE PLAN, AS AMENDED, INCREASING THE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE UNDER THE COMPANY'S 1999 STOCK OPTION AND INCENTIVE PLAN, AS AMENDED, BY 3,000,000 ORDINARY SHARES TO A TOTAL OF 6,000,000 ORDINARY SHARES AND PROVIDING THAT AN ADDITIONAL 3,078,590 ORDINARY SHARES MAY BE RESERVED FOR ISSUANCE UNDER THE COMPANY'S 1999 STOCK OPTION AND INCENTIVE PLAN, AS AMENDED, IF OPTIONS GRANTED UNDER THE COMPANY'S 1996 STOCK OPTION AND INCENTIVE PLAN, 1997 STOCK OPTION AND INCENTIVE PLAN OR 1998 STOCK OPTION AND INCENTIVE PLAN EXPIRE OR ARE CANCELED PRIOR TO THEIR EXERCISE OR RELINQUISHMENT IN FULL.


     Please see the attached Proxy Statement for further details regarding the foregoing. Whether or not you plan to attend the meeting, it is important that your shares are represented. Accordingly, please mark, sign and date the enclosed proxy card and return it in the accompanying envelope.


Sincerely yours,

/s/ Winfried A. Burke

Winfried A. Burke
President and Chief Executive Officer

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